UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C. 20549
                            ________________


                      SCHEDULE 13-D/Amendment No. 1


                Under the Securities Exchange Act of 1934


                   CONTINENTAL INVESTMENT CORPORATION
                            (Name of Issuer)


                 Common Stock, Par Value $0.50 Per Share
                     (Title of Class of Securities)


                              211-515-10-1
                             (CUSIP Number)


                              Wilma Graham
                      Swan Financial Services, Inc.
                          6656 Monticello Lane
                            Memphis, TN 38115
                             (901) 521-0703
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                             March 29, 1996
                      (Date of event Which Requires
                        Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this
    Schedule 13-D, and is filing this Schedule because of Rule  13d-1
    (b) or (4), check the following box.  [ ]

    Check the following box if a fee is being paid with this statement. [ ]

                         CUSIP NO. 211-515-10-1


    (1) Name of Reporting                                   Swan Financial
        Persons, S.S. or I.R.S.                             Services, Inc.
        Identification No. of                               EIN 74-2771881
        Above Person

    (2) Check the Appropriate                               (a)
        Box if a Member of a                                (b)
        Group

    (3) SEC Use Only

    (4) Source of Funds                                     OO

    (5) Check if Disclosure of
        Legal Proceedings is
        Required Pursuant to
        Items 2(d) or 3(e)

    (6) Citizen or Place of
        Organization                                        State of Georgia


                                  (7)  Sole Voting
                                       Power                1,433,333

    Number of Shares              (8)  Shared Voting
    Beneficially                       Power
    Owned by Each
    Reporting                     (9)  Sole Dispositive
    Person With*                       Power                1,433,333

                                 (10)  Shared Dispositive
                                       Power

    (11) Aggregate Amount
         Beneficially Owned by
         Each Reporting Person                              1,433,333

    (12) Check of the Aggregate
         Amount in Amount in
         Row (11) Excludes
         Certain Shares

    (13) Percent of Class
         Represented by
         Amount in Row (11)                                 9.9%

    (14) Type of Reporting
         Person                                             CO


    Item 1. Security and Issuer

            This statement on Schedule 13-D (the "Statement") relates to shares of the common stock, $0.50 per value per share (the "Shares") of Continental Investment Corporation, a Georgia corporation (the "Company") whose principal executive offices are located at 10254 Miller Road, Dallas, Texas 75238.

    Item 2. Identity and Background

            (a) This Statement is filed by Swan Financial Services, Inc., a corporation organized under the laws of Georgia. The foregoing person is hereinafter sometimes referred to as the "Reporting Person."

            (b) and (c)

            The principal business address of Swan Financial Services, Inc. is 6656 Monticello Lane, Memphis, TN 38115. The principal business of Swan Financial Services, Inc. is securities and real estate investment and trading in real estate.

            (d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Swan Financial Services, Inc. is organized under the laws of the State of Georgia.

    Item 3. Source and Amount of Funds or Other Consideration

            The purchase of the Company's Common Stock was made with the trade of an asset (land) of Swan Financial Services, Inc.

    Item 4. Purpose of the Transaction

            The Company's Common Stock was purchased by Swan Financial Services, Inc. for investment purposes.

    Item 5. Interest in the Securities of the Issuer

            (a) and (b)

            Swan Financial Services, Inc. is the record owner of 933,333 shares of the Company's Common Stock which and beneficial owner of options totaling 500,000 shares of the Company's Common Stock, which totals 9.9% of the outstanding Common Stock. Ms. Wilma Graham, President, has the power to direct the vote or disposition of those shares.

            (c) None

            (d) None

            (e) None

    Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            None

    Item 7. Materials to be Filed as Exhibits

            None


                              SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                  SWAN FINANCIAL SERVICES, INC.


                                  By: /S/ Wilma Graham
                                      Wilma Graham, President


    Dated:  August 13, 1996